Exhibit 99.5

Aeterna Zentaris Announces $10.0 Million Bought Deal Offering of Common Shares

CHARLESTON, S.C., February 16, 2021 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests, today announced that it has entered into an underwriting agreement with H.C. Wainwright & Co., LLC under which the underwriter has agreed to purchase on a firm commitment basis 6,896,552 common shares of Aeterna, at a price to the public of $1.45 per share, less underwriting discounts and commissions. The closing of the offering is expected to occur on or about February 19, 2021, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the sole book-running manager for the offering.

Aeterna also has granted to the underwriter a 30-day option to purchase up to 1,034,482 additional common shares at the public offering price, less underwriting discounts and commissions.

The gross proceeds are expected to be approximately $10.0 million, before deducting underwriting discounts and commissions and other offering expenses payable by Aeterna. Aeterna intends to use the net proceeds from the offering for general corporate purposes, which includes, among other purposes, the investigation of further therapeutic uses of Macrilen™ (macimorelin), the expansion of pipeline development activities, the further expansion of commercialization of macimorelin in available territories and the potential funding of a pediatric clinical trial in the E.U. and U.S. for macimorelin.

A shelf registration statement on Form F-3 (Registration No. 333-232935) was filed with the Securities and Exchange Commission (“SEC”) and was declared effective on August 15, 2019. The offering is being made only by means of a prospectus supplement and accompanying base prospectus. A preliminary prospectus supplement and accompanying base prospectus relating to the offering was filed with the SEC and are available for free on the SEC’s website located at http://www.sec.gov. When available, electronic copies of the final prospectus supplement and accompanying base prospectus relating to the public offering may be obtained by contacting H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, NY 10022, by telephone at (646) 975-6996, or by email to placements@hcwco.com.

In obtaining the approval of the Toronto Stock Exchange (“TSX”) of the offering, the Company relied on the exemption set forth in Section 602.1 of the TSX Company Manual available to “Eligible lnterlisted Issuers,” since the Company’s common shares are also listed on the NASDAQ Capital Market and had less than 25% of the overall trading volume of its listed securities occurring on all Canadian marketplaces in the twelve months immediately preceding the date on which application was made to TSX to approve the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. Any offer, if at all, will be made only by means of the prospectus supplement and accompanying base prospectus forming a part of the effective registration statement.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, macimorelin, is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). Macimorelin is currently marketed in the United States under the tradename Macrilen™ through a license agreement with Novo Nordisk where Aeterna receives royalties on net sales. According to a commercialization and supply agreement, MegaPharm Ltd. will seek regulatory approval and then commercialize macimorelin in Israel and the Palestinian Authority. Additionally, upon receipt of pricing and reimbursement approvals, Aeterna expects that macimorelin will be marketed in Europe and the United Kingdom through a recently established license agreement with Consilient Health Ltd. and Aeterna will receive royalties on net sales and other potential payments.

Aeterna is also leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need.

Aeterna is actively pursuing business development opportunities for the commercialization of macimorelin in Asia and the rest of the world, in addition to other non-strategic assets to monetize their value. For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements include those relating to the completion of the offering and the anticipated use of proceeds, the potential of the University’s coronavirus vaccine platform technology (and any vaccine candidates using that technology) to be effective as a vaccine against COVID-19 (SARS-CoV-2) or any other coronavirus disease (or to offer an alternative to other approved vaccines against COVID-19, the ability to obtain approval to commence any clinical trial or the timeline to develop any potential vaccine, the characteristics of any potential vaccine (including cost, storage temperatures and oral availability) and the ability of the Company to negotiate a mutually agreeable license agreement with the University, those relating to the Company obtaining approval of macimorelin for CGHD, the Company’s ability to secure marketing partners for macimorelin in other key markets, the timing of the commencement of the CGHD Study P02, and may include, but are not limited to statements preceded by, followed by, or that include the words “will,” “expects,” “believes,” “intends,” “would,” “could,” “may,” “anticipates,” “potential” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this press release and in our Annual Report on Form 20-F, under the caption “Key Information - Risk Factors” filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, that the University’s coronavirus vaccine platform technology (and any vaccine candidates using that technology) has never been tested in humans and so further pre-clinical or clinical studies of that technology and any vaccine developed using that technology may not be effective as a vaccine against COVID-19 (SARS-CoV-2) or any other coronavirus disease, that such technology or vaccines may not receive the necessary approvals to be studied in human clinical trials, that the timeline to develop a vaccine may be longer than expected, that such technology or vaccines may not be capable of being used orally, may not have the same characteristics (including storage temperatures) as vaccines previously approved using the Salmonella Typhi Ty21a carrier strain, any such vaccine developed using the University’s technology may not lower the evolution of resistant viral mutants or may not be competitive with vaccines developed by third parties against COVID-19, and that the Company may not be successful in negotiating a license to such technology from the University if the Company elects to exercise its option to negotiate, our ability to raise capital and obtain financing to continue our currently planned operations, our ability to continue to list our Common Shares on the NASDAQ, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the License Agreement with Novo Nordisk, the global instability due to the global pandemic of COVID-19, and its unknown potential effect on our planned operations, including studies, our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, our reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin), potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, uncertainties related to the regulatory process, unforeseen global instability, including the instability due to the global pandemic of the novel coronavirus, our ability to efficiently commercialize or out-license Macrilen™ (macimorelin), our reliance on the success of the pediatric clinical trial in the European Union (“EU”) and U.S. for Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our product, our ability to successfully negotiate pricing and reimbursement in key markets in the EU for macimorelin, any evaluation of potential strategic alternatives to maximize potential future growth and shareholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, and the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247
E: aezs@jtcir.com